T. R. CHADHA & CO.
CHARTERED ACCOUNTANTS
1, Smruti, Ground Floor
M. V. Panlosakar Road
Nr. Hanuman Cross Road No. 2
Vile Parle (E), Mumbai – 400 057
Tel.: 022-26121428
Fax.: 022-26100092
Email:mumbai@trchadha.com

Exhibit 16.2

January 11, 2012

Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Dear Sir/Madam,

We were deemed the independent registered public accounting firm for Kranem Corporation (the "Company") as of May 13, 2011, as a result of the Company's consummation of its acquisition of Xalted Networks, Inc. We have read the Company's disclosure set forth in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K dated on January 11, 2012 (the "Current Report") and are in agreement with the disclosure in the Current Report, in so far as it pertains to our firm.

Yours sincerely,

For T. R. Chadha & Co.
Chartered Accountants

T. R. CHADHA & CO. MUMBAI CHARTERED ACCOUNTANTS

Kashyap Vaidya
Partner